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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    FILED PURSUANT TO SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
       SECTION 17(a) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 OR
               SECTION 30(f) OF THE INVESTMENT COMPANY ACT OF 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Response)
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1.   Name and Address of Reporting Person*

   McCourt                           David                 C.
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   (Last)                           (First)             (Middle)

   RCN Corporation            105 Carnegie Center
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                                    (Street)

   Princeton                          NJ                 08540
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   (City)                          (State)               (Zip)

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2.   Issuer Name and Ticker or Trading Symbol

     RCN Corporation - RCNC
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3.   IRS or Social Security Number of Reporting Person (Voluntary)

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4.   Statement for Month/Year

     April 2002
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5.   If Amendment, Date of Original (Month/Year)

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6.   Relationship of Reporting Persons to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

     Chairman and Chief Executive Officer
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7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
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================================================================================
           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                              OR BENEFICIALLY OWNED
================================================================================

                                                                                                               6.
                                                                4.                              5.             Owner-
                                                                Securities Acquired (A) or      Amount of      ship
                                                   3.           Disposed of (D)                 Securities     Form:     7.
                                                   Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                  2.               Code         ------------------------------- Owned at End   (D) or    indirect
1.                                Transaction      (Instr. 8)                   (A)             of Month       Indirect  beneficial
Title of Security                 Date             ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                        (Month/Day/Year)  Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------

Common Stock                         4/2/02         P               50,000      A      1.40                    D         CMA Account
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                         4/4/02         P               75,000      A      1.27                    D         CMA Account
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                         4/11/02        P               25,000      A      1.15                    D         CMA Account
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                         4/12/02        P               25,000      A      1.25     710,872        D         CMA Account
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                         4/16/02        A*       V      454,546     A      1.21     454,546        D
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If this form is filed by more than one reporting person see Instruction
     4(b)(v).
                                                                          (over)

                                                                 SEC 1474 (3-99)

Table II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                                  10.
                                                                                                        9.        Owner-
                                                                                                        Number    ship
                                                                                                        of        Form
                2.                                                                                      Deriv-    of
                Conver-                     5.                               7.                         ative     Deriv-   11.
                sion                        Number of                        Title and Amount           Secur-    ative    Nature
                or                          Derivative     6.                of Underlying     8.       ities     Secur-   of
                Exer-             4.        Securities     Date              Securities        Price    Bene-     ity:     In-
                cise     3.       Trans-    Acquired (A)   Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                Price    Trans-   action    or Disposed    Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.              of       action   Code      of(D)          (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of        Deriv-   Date     (Instr.   (Instr. 3,     ----------------            or      Secur-   of        direct   Owner-
Derivative      ative    (Month/  8)        4 and 5)       Date     Expira-            Number  ity      Month     (I)      ship
Security        Secur-   Day/     ------    ------------   Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)      ity      Year)    Code V     (A)      (D)  cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Restricted      **       4/18/02  J**  V     23,812        **                Common    23,812                     D
Stock Units                                                                  Stock
------------------------------------------------------------------------------------------------------------------------------------
Restricted      **       5/1/02   J**  V     190,800       **                Common    190,800          540,826   D
Stock Units                                                                  Stock
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================


        /s/      Linda A. Toepel                                5/03/02
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
            For David C. McCourt

Explanation of Responses:

* Restricted Stock award under the RCN Corporation 1997 Equity Incentive Plan in a transaction exempt under Rule 16b-3. Shares vest annually in two equal installments beginning April 16, 2003.

** These shares were credited to the Reporting Person's account under the Company's Executive Stock Purchase Plan ("ESPP") in transactions exempt under Rule 16b-3. Under the ESPP, participants who defer current compensation are credited with share units. The value of a share unit is based on the value of the Company's Common Stock. The Company also credits each participant's matching account under the ESPP with 100% of the number of share units credited based on the participant's elective contributions. Share units credited to the participant's elective contribution account are fully and immediately vested. Share units credited to the participant's matching account generally vest on the third anniversary of the date they are credited.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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